UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  November 4, 2005

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 13 dated November 4, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

November 4, 2005

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 13, 2005
November 4, 2005

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC'S GOLDEN TREND DRILLING TO START IN NEVADA'S BATTLE MOUNTAIN TREND

J-Pacific Gold Inc. ("J-Pacific") is pleased to report that it has commenced a drilling program on its Golden Trend Project in the Pipeline-Cortez area of the Battle Mountain- Eureka Gold Trend in northeastern Nevada. Golden Trend is contiguous with the large Cortez Joint Venture (Placer Dome/Kennecott) area that contains the Cortez Hills, Pediment and ET Blue discoveries, and which also contains the Pipeline, South Pipeline, Gold Acres and Cortez Mines.

The drilling program will consist of a 2,000 foot (600 metre) core hole to document stratigraphy and geochemistry as well as test a geological target in the north-central part of the property in an area where the depth to the Roberts Mountain Thrust and the permissive Lower Plate carbonate-rich rocks is interpreted to be relatively shallow.

Jipangu Inc. of Tokyo, Japan is funding exploration at the Golden Trend Project in partial fulfillment of an option to a joint venture agreement dated April 1, 2004. Jipangu Inc. is the controlling shareholder of J-Pacific, and the companies have two directors in common.

Mr. Dana Durgin C.P.G., of Reno Nevada, a qualified person as defined by NI 43-101, has been retained to manage the exploration program.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.